UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Meeting in draft DISTANCE VOTING BALLOT Annual General Meeting (AGM) - BCO SANTANDER (BRASIL) S.A. to be held on 04/29/2026 Shareholder's Name Shareholder's CNPJ or CPF E-mail Instructions on how to cast your vote (i) all the blank spaces must be duly fulfilled; (ii) all the pages must be initialed; (iii) the last page must be signed by the Shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force. The following documents have to be sent: (i) original Form, duly fulfilled, initialed and signed; and (ii) copies of the documents that follows: - Individual (Shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number). - Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number). Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider The Shareholder who chooses to exercise the remote vote through its respective custody agent (Custodian) shall transmit its voting instructions in compliance with the rules determined by the Custodian, who shall forward such voting statements to the Central Depositary of B3 S.A. – Brasil, Bolsa, Balcão or directly forward the voting instructions to the Central Depositary observing the rules determined by B3 S.A. - Brasil, Bolsa, Balcão. Shareholders must contact their respective Custodians and Central Depository to verify the procedures established by them for issuing voting instructions via ballot, as well as the documents and information required for this purpose. The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents or Central Depository by 04/24/2026 (including), unless defined otherwise by them. The Shareholder who chooses to cast the remote vote through the Companys Bookkeeper shall send the voting ballots to the Bookkeeper within 4 days before the date of the EGM, in other words, by 04/24/2026 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address acoes@santander.com.br. After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 04/24/2026 (including). Ballots received by the Bookkeeper from 04/25/2026 shall be disregarded. Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case. Banco Santander (Brasil) S.A. – Investor Relations Department – Avenida Presidente Juscelino Kubitscheck, 2041– 26º andar – Vila Nova Conceição– São Paulo/SP – CEP 04543-011. E-mail: ri@santander.com.br Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005. Email: acoes@santander.com.br Phone: +55 (11) 5538-6565 or +55 (11) 3553-8820 Resolutions concerning the Annual General Meeting (AGM) [Eligible tickers in this resolution: SANB11;SANB3] 1. To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2025, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report [ ] Approve [ ] Reject [ ] Abstain DISTANCE VOTING BALLOT Annual General Meeting (AGM) - BCO SANTANDER (BRASIL) S.A. to be held on 04/29/2026 [Eligible tickers in this resolution: SANB11;SANB3] 2. To DECIDE on the allocation of net income for the year 2025 and the distribution of dividends [ ] Approve [ ] Reject [ ] Abstain [Eligible tickers in this resolution: SANB11;SANB3] 3. To FIX the annual global compensation of the Company´s management and members of Audit Committee for the year of 2026 [ ] Approve [ ] Reject [ ] Abstain [Eligible tickers in this resolution: SANB4;SANB11;SANB3] 4. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council). [ ] Yes [ ] No [ ] Abstain

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 27, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer